

July 18, 2011

Via E-mail
Mary S. Wolf, President
Redstone Literary Agents Inc.
1842 E Campo Bello Drive
Phoenix, AZ 85022

> **Re:** **Redstone Literary Agents Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 28, 2011**
> **File No. 333-173164**

Dear Ms. Wolf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated April 28, 2011 and your indication that you "do not anticipate or intend to be used as a vehicle for a reverse merger or merge with or acquire another company in the foreseeable future" and that you do not consider yourself to be a blank check company. In an appropriate place in your prospectus, please disclose your response to prior comment one.

Use of Proceeds, page 7

2. We reviewed your response to comment six in our letter dated April 28, 2011. Please disclose the amount of estimated offering expenses and that you intend to pay the estimated offering expenses. Please note that offering expenses should be deferred and charged against the proceeds of the offering in accordance with ASC 340-10-S99-1.

Dilution, page 8

3. Please revise your disclosure of net tangible book value per share in the second paragraph to reflect the fact that you are not in a deficit position as of March 31, 2011.

4. We reviewed your response to comment seven in our letter dated April 28, 2011. We believe that your dilution computations should give consideration to offering expenses since the payment of offering expenses will result in a reduction of pro forma net tangible book value and net tangible book value per share after giving effect to the offering. Please revise your dilution computations and related disclosure or tell us why you believe the payment of offering expenses will not result in a reduction net tangible book value after giving effect to the offering, including the payment of offering expenses.

Description of our Business, page 11

5. We note your response to comment nine in our letter dated April 28, 2011. We further note your revisions on page 13 to your discussion of your fee structure and your milestones on page 17. However, you have not provided sufficient detail to allow an investor to evaluate your business plan. For example, given your cost structure, disclose how many authors you will need to sign up in order to be profitable. Disclose your expected revenues for each author and the number of authors you expect to contract with on an annual basis. These are only examples; please revise your discussion to provide greater details of your cost and revenue model.

Management's Discussion and Analysis of Financial Condition and Results …, page 17

Going Concern, page 17

6. We note your response to comment 12 in our letter dated April 28, 2011. We note your belief that your cash balance "is sufficient to fund [y]our limited levels of operations until [you] receive funding." Please revise to quantify the amount and type of expenses you expect to incur in connection with your "limited levels of operations." Please also clarify how long your cash balance will last, based upon the amount of the expenses you expect to incur.

7. Please revise to disclose whether there is any limit on the amount of funds your director has informally agreed to advance to you.

Plan of Operation, page 17

8. We note your indication that some of the milestones you disclose here may be accomplished by your director prior to funding. Please clarify which milestones you are referring to here.

9. We note your discussion of current market trends on page 19 in response to comment 11 in our letter dated April 28, 2011. Please expand your disclosure to explain how these trends will impact your operations; create opportunities, risk and what actions you are taking to address them.

Current Market Trends, page 19

10. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

    -   "E-Books are becoming a larger and larger revenue stream for book publishers." Page 19.
    -   "Consumers have already shown that they love e-books for their convenience and accessibility…" Page 19.
    -   "The device war is nearly over." Page 19, and,
    -   "The $9.99 E-book will not last forever. The industry is starting to see prices climb for literary works downloaded on these devices." Page 20.

    These are only examples. Please tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Unaudited Financial Statements, page F-1

11. Please revise to present statements of income and cash flows for the period from inception to March 31, 2011 rather than for the period from inception to December 31, 2010.

Statements of Income, page F-3

12. This statement should be relabeled as "Statements of Operations" to reflect the fact that you have reported net losses. Please revise. Please similarly revise the title of the statements of income on page F-10.

Notes to Financial Statements, page F-6

13. Please disclose the terms of loans from related parties disclosed in the balance sheets on page F-2.

Note 1. Nature and Continuance of Operations, page F-6

14. Please revise the amount of the accumulated deficit disclosed in the second paragraph to conform to the amount disclosed in the balance sheets on page F-2. Please similarly revise your disclosure in Note 4.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551- 3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant